Exhibit 99.1

2012 annual general meeting

London | 19 April 2012

RioTinto

Jan du Plessis

Chairman

RioTinto

Highlights of 2011

Underlying results

US$ billions

30 25 20 15 10 5 0

2007 2008 2009 2010 2011

Cash flows from operations

Underlying earnings

Record underlying earnings and cash flow

Record underlying earnings of US$15.5bn

Record cash flow from operations of US$27.4bn

Net earnings of US$5.8bn reduced by aluminium impairment

Dividend increased by 34%

US$7bn share buy-back completed March 2012

RioTinto

A sustainable strategy

Rehabilitation forests, Richard’s Bay, South Africa

Invest in and operate, large, long-term, cost-competitive mines and businesses

Portfolio regularly under review to achieve the best value for our stakeholders

Sustainable development is core to what we do

RioTinto

Outlook

Shanghai, China

Short-term volatility but we are well prepared to weather any storms

Long-term growth fundamentals remain strong

Demand for many of our products is expected to double over the next 20 years

RioTinto

In summary

Pilbara, Western Australia

An outstanding year for Rio Tinto

Well positioned to meet long-term growth in global demand

We are grateful to all of our stakeholders for their ongoing support

RioTinto

Tom Albanese

Chief executive

RioTinto

Safety

Injury frequency rates 2002–2011

Per 200,000 hours worked

2.5

2

1.5

1

0.5

0

’02 ’03 ’04 ’05 ’06 ’07 ’08 ’09 ’10 ’11

Lost time injury frequency rate All injury frequency rate

Safety briefing

RioTinto

Our year

Miners at Oyu Tolgoi, Mongolia

Record performance during challenging times

Ensuring business resilience by tackling rising costs and striving for productivity gains

A great track record of new project delivery and excellent operational performance

RioTinto

Iron ore: record production, shipments and earnings

US$12.9bn underlying earnings

Production and shipment records in the Pilbara

Major expansion well underway

Solid progress at Simandou

Fe

Iron

RioTinto

Rio Tinto Alcan: second half margin squeeze

US$442m underlying earnings

Industry margins impacted by lower prices and higher input costs

Focused strategy will reshape the business – on track to deliver cost and productivity improvements

Al

Aluminium

RioTinto

Copper: recovery of copper grades expected this year

US$1.9bn underlying earnings

Copper market finely balanced and sensitive to supply disruptions

Lower volumes in 2011 from dip in grades at all three major operations

Investment in world-class copper projects

New financing package for Ivanhoe, Board and management changes

Cu

Copper

RioTinto

Energy: recovery from significant weather events

US$1bn underlying earnings

Coal prices volatile with global disruptions to supply and demand

Coal and uranium operations in Australia impacted by weather

Successfully completed acquisitions of Riversdale in Mozambique and Hathor in Canada

C

Coal

RioTinto

Diamonds & Minerals: supply tightness reflected in price momentum

US$252m underlying earnings

Earnings from Iron & Titanium doubled in 2011

Review of diamonds business due to scale

Signed potash joint venture and plan to double stake in RBM to 74%

Ti

Titanium

RioTinto

Consistent strategy

Sector leadership means superior returns and value for all our stakeholders

Unrivalled growth options and demonstrated track record of developing major projects

Oyu Tolgoi, Mongolia

RioTinto

The future is growth

Our view of long-term demand remains positive

Billions of people are moving towards a metals-intensive stage of development

We are at the heart of the debates about resources, sustainability and growing expectations

Growth in emerging economies

RioTinto

Industry leadership through innovation

Pioneering step-changes in technology

Planned expansion of driverless truck fleet from 10 to 150 trucks

Further options for automation

Innovation is about real benefits to the bottom line

Mine of the FutureTM

RioTinto

Sustainable development

Central to the way we work, wherever we operate

Sustainable development is a competitive advantage

Global Health Award for furthering the prevention of malaria HIV/AIDS in Guinea

US$85m investment in education and training programme in Mongolia

Simandou project

RioTinto

Conclusion

2011 was an excellent year

Our advantages are many

– exceptional performance

– strong expansion options

– leadership in innovation and sustainable development

– consistent strategy delivering shareholder value

RioTinto

2012 annual general meeting

London | 19 April 2012

RioTinto